Exhibit 4.4

SECURITY AGREEMENT

THIS SECURITY AGREEMENT (the “Agreement”) is dated as of May 18, 2005 between KH FUNDING COMPANY, a Maryland corporation, as issuer (the “Company”), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as trustee (the “Trustee”).

Recitals

A. The Company and the Trustee have executed and delivered an Indenture dated August 2, 2004, as thereafter and hereafter amended, modified, replaced or supplemented to provide for the issuance of certain of the Company’s debt securities to be issued in one or more series (the “Debt Securities”).

B. The Debt Securities have been registered with the U.S. Securities and Exchange Commission and consist of the Series 3 Senior Secured Securities and the Series 4 Subordinated Unsecured Securities.

C. To evidence the secured status of the Series 3 Senior Secured Securities, the parties agree as follows:

Section 1. Grant of Security Interest. The Company hereby confirms, reaffirms, grants, regrants, and conveys a security interest pursuant to Article 9 of the Maryland Uniform Commercial Code to the Trustee, for the benefit of the holders of the Series 3 Senior Secured Securities, all of Company’s right, title and interest in and to all accounts, chattel paper, documents, equipment, general intangibles (including payment intangibles, trademarks, patents, copyrights, tax refunds), goods, instruments (including promissory notes), inventory, investment property, letter-of-credit rights, and supporting obligations, wherever located, as now or hereafter existing, arising or acquired, and all proceeds (including insurance proceeds) and products of the foregoing.

Section 2. Powers of Trustee. The Trustee shall have all powers, rights and remedies available to a secured creditor under Article 9 of the Maryland Uniform Commercial Code and as provided in the Indenture.

Section 3. Termination. The terms of this Agreement shall continue and be binding upon the Company and the Trustee and their respective successors and assigns, until all obligations of the Company owing to the holders of Debt Securities have been paid, in full, or otherwise discharged, unless otherwise expressly agreed in writing by the Company and the Trustee (or their respective successors and assigns).

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Robert L. Reynolds	(SEAL)
Robert L. Reynolds
Vice President

KH FUNDING COMPANY

By:	/s/ Robert L. Harris	(SEAL)
Robert L. Harris
President